FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to
                               ---------------


Commission file number 1-475


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   A. O. Smith Profit Sharing Retirement Plan



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             A. O. Smith Corporation
                              11270 West Park Place
                               Milwaukee, WI 53224

                              REQUIRED INFORMATION



1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The A. O. Smith Profit Sharing Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits
--------

23.1   Consent of Independent Auditors

99     Certification

                                TABLE OF CONTENTS





A. O. SMITH PROFIT SHARING RETIREMENT PLAN:




                                                                          Page
                                                                          ----

Independent Auditors' Report                                                1


Statements of Net Assets Available for Benefits                             2

Statements of Changes in Net Assets Available for Benefits                  3


Notes to Financial Statements                                             4 - 8

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Benefits Committee
A. O. Smith Profit Sharing Retirement Plan
Milwaukee, Wisconsin

     We have audited the accompanying statements of net assets available for benefits of the A. O. Smith Profit Sharing Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.







April 4, 2003
Milwaukee, Wisconsin                                 REILLY, PENNER & BENTON LLP

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                              Milwaukee, Wisconsin

                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001



                                                      2002             2001
                                                      ----             ----
Assets:
  Investments in Master Trust:
     Investment options at fair value            $ 184,984,747    $ 206,647,774
     Participant loans receivable                    2,221,264        2,474,030
                                                --------------------------------
       Total investments                           187,206,011      209,121,804

Receivables:
  Company contributions                              2,504,973        1,413,020
  Due from brokers for securities transactions           2,150          549,521
                                                --------------------------------
     Total receivables                               2,507,123        1,962,541
                                                --------------------------------

Net assets available for benefits                $ 189,713,134    $ 211,084,345
                                                ================================























               The accompanying notes to the financial statements
                     are an integral part of this statement.

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                              Milwaukee, Wisconsin

           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2002 and 2001


                                                              2002                     2001
                                                              ----                     ----
Increases:
  Net loss from the Master Trust:
     Investments                                         $ (15,753,393)           $ (17,388,229)
     Interest income from participant loans                    174,180                  264,639
                                                       ------------------------------------------
        Net loss                                           (15,579,213)             (17,123,590)

Contributions:
  Company                                                    2,492,418                1,413,047
  Participants                                               5,416,220                5,450,562
  Rollovers                                                    181,356                  221,449
                                                       ------------------------------------------
        Total contributions                                  8,089,994                7,085,058
                                                       ------------------------------------------

        Total decreases                                     (7,489,219)             (10,038,532)

Decreases:
  Benefit and withdrawal payments                           13,886,502               25,040,817
                                                       ------------------------------------------

        Change in net assets before transfers              (21,375,721)             (35,079,349)

Transfers from other plans                                       4,510               16,161,390
                                                       ------------------------------------------

        Change in net assets available for benefits        (21,371,211)             (18,917,959)

Net assets available for benefits:
  Beginning of year                                        211,084,345              230,002,304
                                                       ------------------------------------------

  End of year                                            $ 189,713,134            $ 211,084,345
                                                       ==========================================





               The accompanying notes to the financial statements
                     are an integral part of this statement.

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                              Milwaukee, Wisconsin

                          Notes to Financial Statements
                           December 31, 2002 and 2001

1.   Basis of Presentation and Significant Accounting Policies
--------------------------------------------------------------

     General
     -------

     The A. O. Smith Profit Sharing Retirement Plan was established in 1956 to cover salaried or commissioned employees of the A. O. Smith Corporation, its subsidiaries and affiliates. Employees are eligible to participate in the Plan if they are scheduled to complete 1,000 hours of service in a Plan year. Employees elect to participate by designating a portion of their salary to be contributed to an account maintained on behalf of the participant. Participants direct the investment of their contributions into various investment options offered by the Plan (see Note 2).

     Participant Loans
     -----------------

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan's Trustee.

     Investment Valuation
     --------------------

     All of the Plan's assets are held in the A. O. Smith Profit Sharing Retirement Master Trust (Master Trust) (Note 2) which are recorded at fair value. The financial statements of the Master Trust are presented separately and are incorporated by reference to the financial statements of this Plan.

     Contributions and Benefit and Withdrawal Payments
     -------------------------------------------------

     The Plan is a defined contribution plan to which participants may make contributions of not less than 1% or more than 25% of their compensation. The Plan provides for all participant contributions to be made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant's current wages for federal income tax purposes. The Internal Revenue Code has set a maximum of $11,000 and $10,500 for tax-deferred contributions that may be excluded for any individual participant in 2002 and 2001, respectively. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

     Contributions from participants are recorded when A. O. Smith Corporation (the Company) makes payroll deductions from Plan participants. Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

     For each $1.00 of 401(k) Tax-Deferred contributions, up to 6% of a participant's salary, the Company guarantees a contribution of $.35. Additional Company contributions in excess of $.35 will be based on the Company's return on net worth. The additional Company matching contribution amount is $.05 times the return on net worth between 5% and 10%, plus $.10 times the return on net worth in excess of 10% up to a maximum of 18%. Therefore, the guaranteed and additional contributions can combine for a maximum Company contribution of $1.40 of participant contributions up to 6% of salary.

     Vesting
     -------

     Participants of the Plan are 0% vested in employer contributions with less than two years of participation, 40% vested after two years, 60% after three years, 80% after four years and fully vested after five years of participation. Participants are always fully vested in their own contributions.

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                              Milwaukee, Wisconsin

                          Notes to Financial Statements
                           December 31, 2002 and 2001
                                   (Continued)

1.   Basis of Presentation and Significant Accounting Policies (Continued)
--------------------------------------------------------------

     Administrative Expense
     ----------------------

     Administrative expenses are paid by the Plan and are included as part of the net income (loss) from investments.

     Participant Account Provisions
     ------------------------------

     A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:

     a.   Semi-monthly for participant's contributions.

     b.   Annually for Company contributions.

     c. Daily for a proportionate share of increases and decreases in the fair value of Plan assets.

     d. The accounts are periodically adjusted for forfeitures, which are reallocated to participants in the same manner as if they were a Company matching contribution for the Plan year. Forfeiture allocations for 2002 and 2001 amounted to $38,435 and $13,129, respectively.

     e. Daily for benefit and withdrawal payments which consist of the following:

          i. Upon retirement, death, disability, or termination of employment resulting from permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. At age 70 1/2, an account distribution election must be made.

          ii. Upon termination of employment for other reasons, the balance in the separate account (reduced for non-vested Company contributions and growth thereon based on years of service) may be paid in a lump sum.

          iii. An active participant age 59 1/2 or older may withdraw the balance in the separate account. The balance in the separate account is paid to the participant in a lump sum.

          iv. A participant may withdraw all or any portion of the principal balance attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions and earnings may also be withdrawn if the participant has five full years of employment with the Company.

          v. A participant may withdraw at any time any amount attributable to participant contributions and growth to purchase, prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-secondary education and unreimbursed medical expenses). Withdrawals may not include earnings on 401(k) contributions posted to a participant's account after 1988.

          vi. No lump sum cash distribution in excess of $5,000 will be made without the consent of the participant.

     f.   Daily for investment allocation changes made by participants.

     Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                              Milwaukee, Wisconsin

                          Notes to Financial Statements
                           December 31, 2002 and 2001
                                   (Continued)

2.   A. O. Smith Profit Sharing Retirement Master Trust
-------------------------------------------------------

     The Plan assets are held in the A. O. Smith Profit Sharing Retirement Master Trust at the Marshall and Ilsley Trust Company. The Plan offers nine investment vehicles in which participants may invest their account balances. Shares of mutual funds are valued at the net asset value of shares held at year end. Shares of common/collective trust funds are valued at the redemption price established by the Trustee at year end. Participant loans receivable are valued at cost which approximates fair value.

     The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. The defined contribution plans participating in the Master Trust at December 31, 2002, are the A. O. Smith Profit Sharing Retirement Plan, the A. O. Smith Corporation Savings Plan and the A. O. Smith Retirement Savings Plan. At December 31, 2002, the Plan was allocated 86.852% and 88.356%, respectively, of the Master Trust assets.

     Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2002, is as follows:

                                                                            2002
                                                        December 31,       Income          2002 Change
                                                        2002 Balance       (Loss)           in Value
                                                        ------------       ------           --------

a. Registered Investment Company Mutual Funds:
       American EuroPacific Growth Fund               $    3,731,120  $     (462,015)   $   (1,314,976)
       First American Growth and Income Fund                     ---       2,354,707       (14,445,928)
       First American Equity Income Fund                   9,361,745      (5,148,615)        9,361,745
       Fidelity Aggressive Equity Portfolio               47,699,558     (13,047,153)      (19,077,193)
       Vanguard Institutional Index Trust Fund            12,412,008      (4,044,497)       (7,065,202)
       American Balanced Fund                             12,133,883      (1,172,014)       (3,391,785)
       First American Bond Fund                            6,903,623         494,353         1,883,032
       Marshall Mid Cap Value Fund                         7,283,591      (1,278,029)        7,283,591
                                                       -----------------------------------------------



            Subtotal                                      99,525,528     (22,303,263)      (26,766,716)



b. Common/Collective Trusts:
       A. O. Smith Stock Fund                              3,649,039       1,110,203           602,092
       A. O. Smith Stable Asset Income Fund              108,509,361       5,346,794         5,356,309
                                                       -----------------------------------------------



            Subtotal                                     112,158,400       6,456,997         5,958,401


c.  Participant Loans Receivable                           3,846,046         279,838          (251,645)


d.  Cash                                                      16,263             ---           (74,686)
                                                       -----------------------------------------------


                Total                                 $  215,546,237  $  (15,566,428)   $  (21,134,646)
                                                       ===============================================


                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                              Milwaukee, Wisconsin

                          Notes to Financial Statements
                           December 31, 2002 and 2001
                                   (Continued)

2.   A. O. Smith Profit Sharing Retirement Master Trust (Continued)
-------------------------------------------------------

     Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2001, is as follows:

                                                                                        2001
                                                                  December 31,         Income       2001 Change in
                                                                  2001 Balance         (Loss)            Value
                                                                  ------------         ------            -----
a. Registered Investment Company Mutual Funds:
       American EuroPacific Growth Fund                         $    5,046,096  $     (754,831)   $    (1,848,069)
       First American Growth and Income Fund                        14,445,928      (3,320,668)        14,445,928
       Firstar Growth and Income Fund                                      ---         168,465        (21,534,277)
       Fidelity Aggressive Equity Portfolio                         66,776,751     (17,812,882)        42,993,512
       Vanguard Institutional Index Trust Fund                      19,477,210      (2,958,526)        (4,306,029)
       American Balanced Fund                                       15,525,668         981,747          5,220,255
       First American Bond Fund                                      5,020,591          74,261          5,020,591
       Firstar Bond Fund                                                   ---         218,245         (4,852,367)
                                                                 -------------------------------------------------

            Subtotal                                               126,292,244     (23,404,189)        35,139,544

b. Common/Collective Trusts:
       A. O. Smith Stock Fund                                        3,046,947         467,377           (937,110)
       A. O. Smith Stable Asset Income Fund                        103,153,052       5,577,829         29,258,473
                                                                 -------------------------------------------------

            Subtotal                                               106,199,999       6,045,206         28,321,363

c.  Participant Loans Receivable                                     4,097,691         394,656           (105,430)

d.  Cash                                                                90,949             ---             85,888
                                                                 -------------------------------------------------

                Total                                           $  236,680,883  $  (16,964,327)   $    63,441,365
                                                                 =================================================

3.   Investments
----------------

     Investments held by the Plan, that represents 5% or more of the Plan's net assets are as follows:

                                                                December 31,
                                                       -------------------------------
                                                              2002             2001
                                                              ----             ----
Fidelity Aggressive Equity Fund, 86,936.220            $   46,655,192  $    65,443,687
 and 112,230.530 shares, respectively
Vanguard Institutional Index Fund, 131,525.576             10,581,233       16,746,650
 and 175,458.466 shares, respectively
A. O. Smith Stable Asset Income Fund, 4,861,098.529        86,815,438       83,351,313
 and 4,157,779.835 shares, respectively
American Balanced Fund, 799,051.042                        11,522,316       14,780,397
 and 932,517.173 shares, respectively

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                              Milwaukee, Wisconsin

                          Notes to Financial Statements
                           December 31, 2002 and 2001
                                   (Continued)

4.   Income Tax Status
----------------------

     The Plan obtained its latest determination letter on October 21, 1999, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   Plan Termination
---------------------

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate account.

6.   Use of Estimates
---------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         A. O. Smith Profit Sharing Retirement
                                         Plan



Date: 06/25/2003                         By: /s/ Duane R. Carlson
                                            ------------------------------------
                                            Duane R. Carlson
                                            Manager, Pension and Savings Plan